UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the start of P-71 production

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Rio de Janeiro, December 21, 2022 - Petróleo Brasileiro S.A. – Petrobras, informs that it put into operation, this Wednesday (Dec,21), the P-71 platform vessel, installed in the Itapu field, in the Santos Basin pre-salt area, 200 km off the coast of Rio de Janeiro. The start of production has been anticipated, as it was originally scheduled for 2023.

From Petrobras' own platform portfolio, the P-71 is an FPSO (floating unit for the production, storage, and transfer of oil and gas) type with capacity to process up to 150,000 barrels of oil and 6 million m³ of gas per day, in addition to storing up to 1.6 million barrels of oil.

“We were able to anticipate the production of the P-71 platform, which was originally scheduled for 2023. We will also be able to anticipate the ramp-up (production evolution), which is excellent news not only for Petrobras but also for the country, which will receive the royalties from this production earlier," says Petrobras' Chief Production Development Officer, João Henrique Rittershaussen.

Positioned in a water depth of 2,010 meters, the P-71 will be the only one to produce in the Itapu field, fully operated by Petrobras under the Transfer of Rights and Production Sharing regimes. The company expects the unit to reach its maximum production capacity in 2023.

The P-71 is the sixth and last of the series of replicant platforms operated by Petrobras. These units are characterized by a standardized engineering design, high production capacity, and advanced technologies for operation and reduction of greenhouse gas emissions. One of the unit's low-carbon technologies is the so-called FGRU (Flare Gas Recovery Unity) system, which contributes to a greater utilization of the produced gas and reduction of emissions.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer